

January 31, 2012

Via E-mail
Mr. Lynn Amos
Chief Financial Officer
Polypore International, Inc.
11430 North Community House Road, Suite 350
Charlotte, NC 28277

> **Re:** **Polypore International, Inc.**
> **Form 10-K**
> **Filed February 25, 2011**
> **File No. 1-32266**

Dear Mr. Amos:

We have reviewed your response dated January 23, 2012 and have the following comments. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Form 10-K for the year ended January 1, 2011

22. Segment Information, page 72

1. We are unable to conclude that aggregation of the lead-acid and lithium operating segments is consistent with ASC 280-10-50-11. Specifically, it does not appear that the two operating segments have similar long-term financial performance. In this regard, we note the significant disparities in their current and historical operating results and that lithium is expected to continue to have a significantly higher sales growth rate than lead-acid, which is consistent with your plans to expand lithium production capacity. We also understand that the competitive factors you expect to impact lithium margins are not expected to have a similar impact on lead-acid margins. So, we continue to believe that each of your three operating segments constitutes a reportable segment. Beginning with your December 31, 2011, Form 10-K, please provide the information and disclosures pursuant to ASC 280-10-50 for each of these segments.

2. We understand that you are considering presenting lead-acid and lithium segment profit measures that could differ substantially from the corresponding profit measures provided to, and used by, the CODM. Please note the guidance in ASC 280-10-50-27 regarding the objective of consistency between the profit measures provided to the CODM and the measures disclosed in your segment footnote. To the extent that costs are allocated to

some segments but not others, ASC 280-10-50-29 prescribes the appropriate disclosures required, and which are not adjustments to the amounts used by the CODM. See the objectives and principles of segment reporting as described in ASC 280-10-10-1.

3. Revise MD&A to fully explain each segment's operating results as required by Section 501.06.a of the FRC. Such disclosure should explain each segment's sales variances within the context of changes in prices and volumes. See Item 303(a)(3)(iii) of Regulation S-K.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief